SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period April 1 - 30, 2003

Commission File Number: 00024536

Luke Energy Ltd.

(Exact name of registrant as specified in its charter)

Suite 1200. 520 – 5th Avenue S.W., Calgary, Alberta T2P 3R7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luke Energy Ltd. (Registrant)

Date May 27, 2003	By:	/s/ Mary C. Blue
		Name:	MARY C. BLUE
		Title:	President

For Immediate Release
April 14, 2003

PRESS RELEASE
LUKE ENERGY $36 MILLION FINANCING
APPROVED BY SHAREHOLDERS

Calgary, Alberta: Luke Energy Ltd. announces today that its shareholders overwhelmingly approved the private placement of 24.8 million Special Warrants at $1.45 Cdn. per Special Warrant for gross proceeds of approximately $36 million. As a result of shareholder approval the Special Warrants are deemed to be exercised for Common Shares on a one-for-one basis without additional consideration.

The proceeds of this financing, being approximately $34 million after payment of commissions, are now released from escrow to the Company. The proceeds will be used by Luke Energy to fund working capital and its acquisition and drilling program.

A syndicate led by Griffiths McBurney & Partners and including First Associates Investments Inc., Yorkton Securities Inc., and Tristone Capital Inc. acted as underwriters in connection with the financing.

Luke Energy is a Calgary-based emerging oil and gas company whose operations will be focused in western Canada. The Company has 33 million shares outstanding, cash of $35 million, no debt and production of 160 boepd (50% gas).

Luke Energy shares trade on the Toronto Stock Exchange under the symbol LKE.

Information Contacts:

Harold V. Pedersen, Chairman and CEO
Mary C. Blue, President and COO
Carrie McLauchlin, Vice-President, Finance
(403) 261-4811

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.